Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On May 20, 2009, CF Industries Holdings, Inc. posted a presentation concerning the proposed transaction on its website. A copy of the presentation follows:

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries NYSE: CF Investor Presentation May 2009

Certain statements contained in this presentation may constitute “forward-looking statements”. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Terra Industries Inc. include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement

Additional Information This presentation relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”). The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This presentation is neither an offer to purchase nor the solicitation of an offer to sell any securities. On March 23, 2009, CF Industries filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Solicitation/Recommendation Statement”) with the SEC with respect to the exchange offer commenced by Agrium Inc. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the SEC on April 7, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507. CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors may be deemed to be participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on April 7, 2009 . CF Industries and its directors and executive officers may also be deemed to be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra. All information in this presentation concerning Terra and Agrium, including information relating to their respective businesses, operations and financial results was obtained from public sources. While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not verified any such information. Please also review this additional information relating to our intention to file a proxy statement and other relevant materials in connection with the solicitation of proxies for the 2009 Annual Meeting of Stockholders of Terra Industries Inc.

•       Please also review this additional information relating to our intention to file a proxy statement and other relevant materials in connection with the solicitation of proxies for the 2009 Annual Meeting of Stockholders of Terra Industries Inc.

Agenda Overview of CF Industries Update on Industry Fundamentals Our Proposal for a Business Combination with Terra Response to Agrium’s Exchange Offer Q & A Appendix

Overview of CF Industries Overview CF Industries manufactures and distributes nitrogen and phosphate fertilizer products in North America The company was founded in 1946 as a co-operative and converted to a common stock company in August 2005 when it completed its IPO Headquartered in Deerfield, Illinois Senior Management CEO – Stephen R. Wilson CFO – Anthony J. Nocchiero 2008A Revenue Mix Phosphate Nitrogen 66% 34%  CF Industries is a leading North American manufacturer and distributor of nitrogen and phosphate fertilizer

•      CF Industries is a leading North American manufacturer and distributor of nitrogen and phosphate fertilizer

Nitrogen – World Class and Flexible 6.4 million tons of existing capacity increasingly valuable at time when high capital costs have limited nitrogen supply response We market nitrogen almost exclusively in North America In nitrogen, we operate North America’s two largest complexes: in Donaldsonville, Louisiana and Medicine Hat, Alberta.  We believe these large facilities provide us with important economies of scale and production flexibility.  The Donaldsonville plant, with its Mississippi River location, also benefits from a “make versus buy” capability, replacing or augmenting production with imported product when economics justify it

•       We market nitrogen almost exclusively in North America

•       In nitrogen, we operate North America’s two largest complexes: in Donaldsonville, Louisiana and Medicine Hat, Alberta.  We believe these large facilities provide us with important economies of scale and production flexibility.  The Donaldsonville plant, with its Mississippi River location, also benefits from a “make versus buy” capability, replacing or augmenting production with imported product when economics justify it

A Leading Integrated Phosphate Producer Integrated phosphate business in Central Florida Phosphate rock mine and beneficiation plant are industry’s newest Annual capacity: 2.1 million tons of DAP/MAP 23 years of proven reserves – 14 fully permitted (12/31/08) 100% self-sufficient in Phosphate rock In phosphate, we operate a large integrated mine and chemical plant complex in Central Florida, with a strong phosphate rock reserve position, with 23 years of proven reserves at current capacity – including 14 years of reserves that are fully permitted We typically export from 20 percent to 25 percent of our phosphate, although we’ve opportunistically increased exports in recent quarters to offset near-term weakness in domestic phosphate markets Since 2007, we have owned a 50 percent interest in KEYTRADE, a global fertilizer trader. This partnership helped us expand our international presence and provides additional sales and sourcing flexibility

•       In phosphate, we operate a large integrated mine and chemical plant complex in Central Florida, with a strong phosphate rock reserve position, with 23 years of proven reserves at current capacity – including 14 years of reserves that are fully permitted

•       We typically export from 20 percent to 25 percent of our phosphate, although we’ve opportunistically increased exports in recent quarters to offset near-term weakness in domestic phosphate markets

•       Since 2007, we have owned a 50 percent interest in KEYTRADE, a global fertilizer trader. This partnership helped us expand our international presence and provides additional sales and sourcing flexibility

Industry Leading Flexibility in Distribution Nitrogen Manufacturing Complex Ammonia Terminal Ammonia Terminal & UAN Terminal UAN Terminal Urea & Phosphate Warehouse One of the industry’s largest networks In-market storage capacity is approximately 1.2 million tons for nitrogen and 200,000 tons for phosphate – a potential plus if ‘tight’ spring market emerges Fertilizer Intensity Donaldsonville Medicine Hat Low High CF Industries operates one of the industry’s largest distribution systems, with nearly 40 terminals and warehouses, located primarily in the Corn Belt This network has the ability to “stage” approximately 1.2 million tons of nitrogen and 200,000 tons of phosphate in market, ready for spring planting The darker colors on the map indicate higher intensity for fertilizer usage, and as you can see, our distribution network is well positioned to provide nitrogen and phosphate where demand is high

•       CF Industries operates one of the industry’s largest distribution systems, with nearly 40 terminals and warehouses, located primarily in the Corn Belt

•       This network has the ability to “stage” approximately 1.2 million tons of nitrogen and 200,000 tons of phosphate in market, ready for spring planting

•       The darker colors on the map indicate higher intensity for fertilizer usage, and as you can see, our distribution network is well positioned to provide nitrogen and phosphate where demand is high

Financial Summary Selected Financial Statistics ($Bn, except per share amounts) Market Statistics (as of 5/19/09): Share Price $81.56 Market Capitalization $4.1 Financial Performance: 2007A 2008A Revenue $2.8 $3.9 EBITDA 0.6 1.2 EPS $6.71 $12.39 Share Price Performance Since CF IPO CF: $81.56 + 403% Global Fertilizer Peers (1) $42.06 + 160% Note: (1) Global Fertilizer Peers include Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara. Rebased to CF share price on 8/11/2005 of $16.20; equal weighted $ / Share 0 30 60 90 120 150 180 8/05 12/05 5/06 10/06 2/07 7/07 11/07 4/08 9/08 5/09 We currently have a market capitalization of approximately $4.1Bn and our shares are listed on the NYSE under the symbol “CF” Since our IPO on August 11, 2005 our shares have increased 403% and our stock has outperformed shares of other publicly-traded fertilizer companies

•       We currently have a market capitalization of approximately $4.1Bn and our shares are listed on the NYSE under the symbol “CF”

•       Since our IPO on August 11, 2005 our shares have increased 403% and our stock has outperformed shares of other publicly-traded fertilizer companies

Demonstrated Commitment to Creating Value for CF Shareholders CF has generated significant value for stockholders since its IPO in August, 2005 Highest share price appreciation and total shareholder return among public global fertilizer companies Maintained exclusive focus on fertilizer manufacturing with outstanding operational execution Maintained discipline during recent sector transactions while sector was at peak valuations Demonstrated commitment to returning capital to shareholders Executed a $500MM accelerated share repurchase during November, 2008 Repurchased ~15% of our then outstanding common shares at ~$59/ share -- Board believed shares were at a significant discount to intrinsic value and repurchase was an efficient means to return capital to stockholders seeking liquidity CF has generated significant value for stockholders since its IPO in August, 2005 Highest share price appreciation and total shareholder return among public global fertilizer companies Maintained exclusive focus on fertilizer manufacturing with outstanding operational execution Maintained discipline during recent sector transactions while sector was at peak valuations Demonstrated commitment to returning capital to shareholders Executed a $500MM accelerated share repurchase during November, 2008 Repurchased ~15% of our then outstanding common shares at ~$59/ share -- Board believed shares were at a significant discount to intrinsic value and repurchase was an efficient means to return capital to stockholders seeking liquidity

•       CF has generated significant value for stockholders since its IPO in August, 2005

•       Highest share price appreciation and total shareholder return among public global fertilizer companies

•       Maintained exclusive focus on fertilizer manufacturing with outstanding operational execution

•       Maintained discipline during recent sector transactions while sector was at peak valuations

•       Demonstrated commitment to returning capital to shareholders

•       Executed a $500MM accelerated share repurchase during November, 2008

•       Repurchased ~15% of our then outstanding common shares at ~$59/ share  -- Board believed shares were at a significant discount to intrinsic value and repurchase was an efficient means to return capital to stockholders seeking liquidity

Agenda Overview of CF Industries Update on Industry Fundamentals Our Proposal for a Business Combination with Terra Response to Agrium’s Exchange Offer Q & A Appendix

Demand Growth Is a Global Phenomenon Source: USDA Rest of World (3.5%) EU (0.5%) China (2.6%) U.S. (5.1%) CAGR: 0.9% CAGR: 2.3% MM Metric Tons Coarse Grain Consumption Wild cards: China, world economic growth, energy prices (5-Yr Avg. Annual Growth as of 2007) Global demand for coarse grain is currently growing at a rate well above historic norms

•       Global demand for coarse grain is currently growing at a rate well above historic norms

Growth in U.S. Corn Demand Has Accelerated Billion Bushels Source: USDA Ethanol remains the big driver behind U.S. corn demand Potential for export growth is limited by current domestic needs Growth: 1.6% Growth: 4.2% Demand growth – shown here for corn in the U.S. – mirrors that global strength Ethanol demand has played a significant role in the accelerated growth in corn demand, but we believe there is untapped export potential that, absent ethanol, could fill part of the gap

•       Demand growth – shown here for corn in the U.S. – mirrors that global strength

•       Ethanol demand has played a significant role in the accelerated growth in corn demand, but we believe there is untapped export potential that, absent ethanol, could fill part of the gap

World Coarse Grain Situation (Million Metric Tons) (%) “Even with a record crop in 2008, production barely kept up with demand” Production Consumption Stocks to Use Ratio Source: USDA 750 850 950 1,050 1,150 90 92 94 96 98 00 02 04 06 08 0 10 20 30 40 This chart – tracking production, consumption, and the stocks-to-use ratio for coarse grains globally, clearly shows that, in recent years, we’ve generally consumed more than we’ve produced Even with strong yields in 2008, production barely kept up with demand

•       This chart – tracking production, consumption, and the stocks-to-use ratio for coarse grains globally, clearly shows that, in recent years, we’ve generally consumed more than we’ve produced

•       Even with strong yields in 2008, production barely kept up with demand

Calendar Years * As of 3/12/09 Source: Fertecon U.S. Cost Ukraine (E. Europe) Russia $ per Tonne Middle East Trinidad Ammonia Cost Delivered to U.S. Gulf West Europe Natural Gas Pricing & Transportation Costs Are Changing Market Dynamics In past investor meetings, we’ve discussed the new global paradigm for natural gas, with U.S. costs far more competitive vis-à-vis many nitrogen-producing competitors This chart illustrates the cost of ammonia delivered to the U.S. Gulf from various exporting regions.  As recently as 2006, U.S. nitrogen producers generally represented the marginal nitrogen capacity surveying our market Today, thanks to a strong supply response by U.S. natural gas production, and rising natural gas costs in nitrogen-producing regions such as the Ukraine and Eastern Europe, North American production is much more competitive We believe the changing dynamic is sustainable

•       In past investor meetings, we’ve discussed the new global paradigm for natural gas, with U.S. costs far more competitive vis-à-vis many nitrogen-producing competitors

•       This chart illustrates the cost of ammonia delivered to the U.S. Gulf from various exporting regions.  As recently as 2006, U.S. nitrogen producers generally represented the marginal nitrogen capacity surveying our market

•       Today, thanks to a strong supply response by U.S. natural gas production, and rising natural gas costs in nitrogen-producing regions such as the Ukraine and Eastern Europe, North American production is much more competitive

•       We believe the changing dynamic is sustainable

1998 – 2007 Average = $2.37 Source: CBOT/USDA Fundamentals: Spring ‘09 Nearby Corn Futures vs. Average Farm Prices The underlying demand for coarse grain and corn is there, and North American nitrogen producers are increasingly well positioned to meet that demand Let’s close the loop and look at farm economics this spring First, corn prices.  True, they have pulled back from the unsustainable highs of last year, but as the chart clearly illustrates, they are well above the $2.37 per bushel average seen from 1998 through 2007

•       The underlying demand for coarse grain and corn is there, and North American nitrogen producers are increasingly well positioned to meet that demand

•       Let’s close the loop and look at farm economics this spring

•       First, corn prices.  True, they have pulled back from the unsustainable highs of last year, but as the chart clearly illustrates, they are well above the $2.37 per bushel average seen from 1998 through 2007

Season Average Corn Price Source: USDA, Doane Here’s another illustration of today’s robust corn prices.  As you can see, season average corn prices are well above historical averages – and projected to remain there well into the future Season Average Corn Price.

•       Here’s another illustration of today’s robust corn prices.

•       As you can see, season average corn prices are well above historical averages – and projected to remain there well into the future

Palmer Long-Term Drought Index May 3, 2008 May 2, 2009 Here’s an illustration of spring weather conditions throughout the corn belt at peak planting times this year and last year Unfortunately, the spring weather hasn’t cooperated as well as hoped – yet.

•       Here’s an illustration of spring weather conditions throughout the corn belt at peak planting times this year and last year

•       Unfortunately, the spring weather hasn’t cooperated as well as hoped – yet.

Implied Profitability By Planted Date Return Over Variable Cost Using Current Futures Source: CF, Iowa State University, Data Through 2008 Optimal Planting Window Corn Soybeans Current CBOT : Nov. Beans $9.71 Dec. Corn $4.32 We have moved beyond the optimal planting window for corn this spring, but as you can see, crop economics suggest that farmers will put off a switch to soybeans until well into June.

•       We have moved beyond the optimal planting window for corn this spring, but as you can see, crop economics suggest that farmers will put off a switch to soybeans until well into June.

Corn Supply/Demand Scenarios CF Marketing Years Est. Proj. Base Low (Yr. Beg. - Sept. 1) 2007/08 2008/09 2009/10 2009/10 Planted Area 93.5 86.0 86.3 81.3 Harvested Area 86.5 78.6 78.8 74.3 Yield 150.7 153.9 156.2 153.9 Beginning Stocks 1,304 1,624 1,700 1,700 Production 13,038 12,101 12,311 11,433 Imports 20 15 12 12 Total supply 14,362 13,740 14,023 13,145 Feed use 5,938 5,350 5,000 5,000 Food/Seed/Ind. 4,363 4,990 5,300 5,300 Ethanol 3,026 3,700 4,000 4,000 Domestic Use 10,301 10,340 10,300 10,300 Exports 2,436 1,700 1,800 1,800 Total usage 12,737 12,040 12,100 12,100 Ending Stocks 1,625 1,700 1,923 1,045 Stock %/Use 12.8% 14.1% 15.9% 8.6% USDA So far this spring, the weather throughout portions of the corn belt has been less than ideal for planting However, consider a “bear case” scenario: at less than trend yields and reduced acreage, we would finish this year at a stocks-to-use ratio for corn at historically low levels – with positive implications for the fall

•       So far this spring, the weather throughout portions of the corn belt has been less than ideal for planting

•       However, consider a “bear case” scenario: at less than trend yields and reduced acreage, we would finish this year at a stocks-to-use ratio for corn at historically low levels – with positive implications for the fall

Midwest Yields + 14.3 bu. Land Cost + $20/Acre over U.S. average Returns Still High Source: USDA, Doane, CF Yields And Crop Prices More Than Offset High Land Costs In Midwest Corn Soybeans Revenue Yield (bu/acre) 168.6 44.8 USDA ‘08 4.20 9.65 Total Revenue $708.14 $432.02 Costs (per acre) Non-Land Variable Costs Fertilizers $118 $21 Crop Protection - Herbicides $32 $16 Seed Costs $64 $59 Other (Interest, Insurance, Etc.) $66 $47 Total Variable Costs $280 $143 Fixed Costs $118 $97 Total Land Costs $147 $152 Total Cost $546 $393 Returns over: Variable Cost $428 $289 Variable Cost w/Land $281 $137 Total Cost $163 $40 Today’s corn price clearly provides substantial returns over variable costs, variable costs including land, and total cost, even when you factor in higher land costs in the Midwest And as the right hand column clearly illustrates, the returns on corn are substantially higher in every instance than the returns for soybeans These economics, we believe, were reflected in the recent planting intentions report

•       Today’s corn price clearly provides substantial returns over variable costs, variable costs including land, and total cost, even when you factor in higher land costs in the Midwest

•       And as the right hand column clearly illustrates, the returns on corn are substantially higher in every instance than the returns for soybeans

•       These economics, we believe, were reflected in the recent planting intentions report

Spring ‘09 Industry Fundamentals Summary Underlying grain demand is growing Corn supply/demand balance tight Ethanol is here to stay Crop prices support increased corn acreage U.S. no longer the marginal nitrogen producer serving North America The Fundamentals Are Strong To summarize the fundamentals, then, underlying global coarse grain demand is strong and growing In the U.S., you see a similar optimistic outlook for corn, our primary grain Ethanol demand, a key component in that growth, is likely to remain strong Turning to farm economics, crop prices and input costs clearly support increased corn acreage this spring And, the improving competitive position of North American nitrogen producers positions them well to meet fertilizer demand for that corn and other crops

•       To summarize the fundamentals, then, underlying global coarse grain demand is strong and growing

•       In the U.S., you see a similar optimistic outlook for corn, our primary grain

•       Ethanol demand, a key component in that growth, is likely to remain strong

•       Turning to farm economics, crop prices and input costs clearly support increased corn acreage this spring

•       And, the improving competitive position of North American nitrogen producers positions them well to meet fertilizer demand for that corn and other crops

CF Has Significant Operating Leverage to Improving Fundamentals Illustrative CF Annual EBITDA ($Bn) (1) Note: (1) Based on typical annual production volume of 5.5 million tons for nitrogen and 2.0 million tons for phosphate Nitrogen EBITDA Per Ton ($) 50 100 150 200 250 50 0.4 0.7 0.9 1.2 1.5 100 0.5 0.8 1.0 1.3 1.6 150 0.6 0.9 1.1 1.4 1.7 200 0.7 1.0 1.2 1.5 1.8 250 0.8 1.1 1.3 1.6 1.9 Phosphate EBITDA Per Ton ($) As consumer demand and product pricing improves from the recently established industry trough, we expect CF shares to continue to outperform in the future This slide provides an illustration of our estimated EBITDA performance at various margins per ton for nitrogen and phosphate The current mean analyst estimate for CF EBITDA in 2009E is $637MM and $619MM for 2010E. As you can see in the matrix above, these estimates assume relatively poor fundamentals Given our exclusive focus on manufacturing, CF has considerable operating leverage to improving fertilizer fundamentals CF expects a strong spring season and anticipates better fundamentals than research analysts

•       As consumer demand and product pricing improves from the recently established industry trough, we expect CF shares to continue to outperform in the future

•       This slide provides an illustration of our estimated EBITDA performance at various margins per ton for nitrogen and phosphate

•       The current mean analyst estimate for CF EBITDA in 2009E is $637MM and $619MM for 2010E. As you can see in the matrix above, these estimates assume relatively poor fundamentals

•       Given our exclusive focus on manufacturing, CF has considerable operating leverage to improving fertilizer fundamentals

•       CF expects a strong spring season and anticipates better fundamentals than research analysts

Agenda Overview of CF Industries Update on Industry Fundamentals Our Proposal for a Business Combination with Terra Response to Agrium’s Exchange Offer Q & A Appendix

CF and Terra - A Compelling Combination Creates a global leader in nitrogen fertilizers with complementary strengths Significant financial benefits expected for all shareholders All-stock combination allows both sets of shareholders to participate All-stock combination means that neither set of shareholders is being cashed-out at a low point in the fertilizer cycle and at a low point in the stock markets Annual cost synergies estimated at $105-$135MM Improved financial strength Enhanced scale and strategic platform Accretive to CF Industries’ stockholders Maintains strong, flexible balance sheet Common cultures, shared experiences, similar challenges Combination logic acknowledged by both organizations, as evidenced by their 2003 and 2007 discussions People, assets and customers primarily in U.S. Cornbelt Low integration risk Our board and management team have reaffirmed our intent to continue to pursue a business combination with Terra We believe this is a compelling combination, creating a global leader in nitrogen fertilizers among publicly traded companies We’ve structured our proposal as an all-stock combination, to benefit shareholders of both companies All-stock combination means that neither set of shareholders is being cashed-out at a low point in fertilizer cycle and at a low point in the stock markets We expect the combination to generate $105 to $135 million in annual cost synergies, and provide significant financial benefits for all stakeholders Combined, CF and Terra would have an improved strategic platform to pursue growth and manage risk Agrium sees the potential of a combined CF and Terra and has acknowledged publicly that our proposal to combine with Terra motivated their actions

•       Our board and management team have reaffirmed our intent to continue to pursue a business combination with Terra

•       We believe this is a compelling combination, creating a global leader in nitrogen fertilizers among publicly traded companies

•       We’ve structured our proposal as an all-stock combination, to benefit shareholders of both companies

•       All-stock combination means that neither set of shareholders is being cashed-out at a low point in fertilizer cycle and at a low point in the stock markets

•       We expect the combination to generate $105 to $135 million in annual cost synergies, and provide significant financial benefits for all stakeholders

•       Combined, CF and Terra would have an improved strategic platform to pursue growth and manage risk

•       Agrium sees the potential of a combined CF and Terra and has acknowledged publicly that our proposal to combine with Terra motivated their actions

$105 to $135 Million of Annual Operational Synergies Several underutilized facilities Donaldsonville optimization Spare parts inventory pooling Reduction in inventory and associated carrying costs Optimizing turnarounds and capex spending Over $600MM in non-raw materials purchases Total logistics costs of approximately $350MM Reduction in total product miles shipped Reduced railcar lease costs (more than 5,300 total railcars in the system) Total combined 2008 SG&A ~$140MM Headquarters consolidation ($MM) $5–$10 Distribution Facilities Optimization $105–135 Total $10–$15+ Other $10–$15 Purchases/procurement $25–$30 Logistics and railcar leases $55–$65 SG&A Additional one-time permanent release of cash from inventory and spares reduction estimated at up to $60MM, funds estimated costs to achieve synergies We expect the transaction to generate between $105 and $135 million in annual cost synergies by combining corporate functions and optimizing transportation and distribution systems, and through greater economies of scale in procurement and purchasing.  Specific opportunities: HQ consolidation -- Total combined 2008 SG&A ~ $140 million Total logistics costs of approximately $350 million Reduction in total product miles shipped Reduced railcar lease costs (more than 5,300 total railcars in the system) Over $600 million in non-raw materials purchases (includes: purchased fertilizer products; process chemicals; catalysts; other plant consumables) Donaldsonville optimization Spare parts inventory pooling Reduction in inventory and associated carrying costs Optimizing turnarounds and capex spending Several underutilized facilities We expect the combined company to realize these synergies within two years after the closing of the transaction We also expect the combined company to benefit from a one-time cash release of up to $60MM, due to inventory reduction By comparison the synergies assumed in the Agrium Offer are poorly delineated and uncertain. We have substantial doubts regarding the synergy estimates assumed by Agrium. Agrium has failed to provide detailed support for its synergy estimates and the Board does not believe that synergies from the combination with Agrium would exceed the synergies from a combination with Terra

•       We expect the transaction to generate between $105 and $135 million in annual cost synergies by combining corporate functions and optimizing transportation and distribution systems, and through greater economies of scale in procurement and purchasing.   Specific opportunities:

•       HQ consolidation -- Total combined 2008 SG&A ~ $140 million

•       Total logistics costs of approximately $350 million

•       Reduction in total product miles shipped

•       Reduced railcar lease costs (more than 5,300 total railcars in the system)

•       Over $600 million in non-raw materials purchases (includes: purchased fertilizer products; process chemicals; catalysts; other plant consumables)

•       Donaldsonville optimization

•       Spare parts inventory pooling

•       Reduction in inventory and associated carrying costs

•       Optimizing turnarounds and capex spending

•       Several underutilized facilities

•       We expect the combined company to realize these synergies within two years after the closing of the transaction

•       We also expect the combined company to benefit from a one-time cash release of up to $60MM, due to inventory reduction

•         By comparison the synergies assumed in the Agrium Offer are poorly delineated and uncertain. We have substantial doubts regarding the synergy estimates assumed by Agrium. Agrium has failed to provide detailed support for its synergy estimates and the Board does not believe that synergies from the combination with Agrium would exceed the synergies from a combination with Terra

A Global Leader in Nitrogen Fertilizers Pro Forma Nitrogen Nutrient Tons Production Capacity (1) (MM Nutrient Tons) Note: (1) Based on 2008 public data. Figures may not sum due to rounding. 6.9 6.3 3.4 3.4 3.1 3.0 2.3 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 Yara PF CF/TRA Agrium Terra Potash CF Koch The combined company will be a leading global producer of nitrogen fertilizers, as measured by capacity, among publicly traded companies The pro forma company will have annual capacity of 6.3 million tons and be a close second to Yara’s 6.9 million tons of annual capacity The combined company will be a stronger, more competitive player in the global nitrogen fertilizer industry We believe that the elements of Terra’s strategy, of which we are aware, including expansion of industrial nitrogen applications, would only be enhanced through a combination While there may be modest differences in our approach to the nitrogen business, given that both companies are primarily focused on the US Midwest, it should not be surprising to you that the average profitability of our respective nitrogen businesses has been nearly identical since 2004

•      The combined company will be a leading global producer of nitrogen fertilizers, as measured by capacity, among publicly traded companies

•      The pro forma company will have annual capacity of 6.3 million tons and be a close second to Yara’s 6.9 million tons of annual capacity

•      The combined company will be a stronger, more competitive player in the global nitrogen fertilizer industry

•       We believe that the elements of Terra’s strategy, of which we are aware, including expansion of industrial nitrogen applications, would only be enhanced through a combination

•      While there may be modest differences in our approach to the nitrogen business, given that both companies are primarily focused on the US Midwest, it should not be surprising to you that the average profitability of our respective nitrogen businesses has been nearly identical since 2004

Attractively Diversified into Phosphate Business CF Terra Pro Forma = + Phosphate Nitrogen 100% Nitrogen Nitrogen Phosphate Source: Public filings $3.9 Billion $2.9 Billion $6.8 Billion 2008A Revenue 66% 34% 80% 20% The combined companies would also benefit from CF Industries’ strong position in phosphate In 2008, CF’s phosphate operations represented 34% of total revenue. Terra currently has no exposure to phosphate. Based on 2008 data, phosphate would contribute 20% of combined company revenue Long-term phosphate outlook remains attractive Global availability of economically recoverable phosphate rock reserves is limited Agrium has highlighted our high quality phosphate business as one of the primary motivations for their proposal

•      The combined companies would also benefit from CF Industries’ strong position in phosphate

•      In 2008, CF’s phosphate operations represented 34% of total revenue. Terra currently has no exposure to phosphate. Based on 2008 data, phosphate would contribute 20% of combined company revenue

•      Long-term phosphate outlook remains attractive

•      Global availability of economically recoverable phosphate rock reserves is limited

•      Agrium has highlighted our high quality phosphate business as one of the primary motivations for their proposal

World-Scale, Fully-Integrated Phosphate Operations Global Phosphoric Acid Capacity MOS 9% PCS 5% CF 2% Other Public 6% Private/ Government Entities 78% Global Phosphoric Acid Capacity by Location Source: Fertecon 0 500 1,000 1,500 2,000 Mosaic CF Industries Mosaic Grupo Fertinal SA de CV JSC Fosforit (Eurochem) Lifosa Mississippi Phosphate Namhae Chemical Corporation Innophos Yara JSC RovnoAzot National Fertilizer Co Lebanon Chemical Co. VINACHEM Kazfosfat LLC Novokokand Plant Fosfertil-Ultrafertil FACT - Fertilizers & Chemicals Travancore Kazfosfat LLC/Nunken Xuar Kazfosfat LLC BCIC - Bangladesh Chemical Industries Corp. Zaklady Chemiczne WIZOW S.A. Arad Chemicals RCFL - Rashtriya Chemicals & Fertilizers Albright & Wilson Chemicals Our phosphate rock mining and fertilizer production are fully integrated in Central Florida With annual capacity of just under 1,055 million tonnes of phosphoric acid per year, Plant City is the 7th largest facility in Fertecon’s listing of the world’s top 125 plants For equity investors seeking exposure to the phosphate business, there are few attractive options According to Fertecon, only about 22% of the world’s phosphoric acid capacity is owned by publicly-traded fertilizer companies.  Of this amount, CF ranks #3 globally after Mosaic and PCS at approximately 10%

•       Our phosphate rock mining and fertilizer production are fully integrated in Central Florida

•       With annual capacity of just under 1,055 million tonnes of phosphoric acid per year, Plant City is the 7th largest facility in Fertecon's listing of the world's top 125 plants

•       For equity investors seeking exposure to the phosphate business, there are few attractive options

•       According to Fertecon, only about 22% of the world's phosphoric acid capacity is owned by publicly-traded fertilizer companies.  Of this amount, CF ranks #3 globally after Mosaic and PCS at approximately 10%

Strong Financial Platform Notes: (1) Represents the sum of the current market capitalizations (2) Based on public information. Market data as of May 19, 2009 (3) Assumes Terra bonds put at 101 $7.0 Billion pro forma market capitalization (1) Improved strategic platform to pursue growth, manage risk exposures Enhanced relevance in the global capital markets Greater trading liquidity on NYSE Expected to be accretive to current CF Industries’ stockholders Disciplined approach to capital structure management Committed to maintaining a strong, flexible balance sheet CF completed $500MM share repurchase on November 13, 2008 Enhanced Scale (2) 0.0 0.3 0.0 Debt 1.5 1.0 0.8 Cash and Short-term Investments 6.8 2.9 3.9 2008 Revenue 7.0 2.9 4.1 Market Capitalization (2) Combined Terra CF ($ Billions) (3) (3) With a $7.0Bn market cap, the combined company will have increased trading liquidity on the NYSE and improved access to the capital markets The all-stock nature of the offer will allow stockholders of both Terra and CF Industries to participate ratably in the growth and long-term value creation potential of the combined company, including the significant synergies We expect the transaction, giving effect to the realization of synergies, to be accretive to CF Industries stockholders The combined company would have had 2008 revenues of $6.8 billion and will emerge with a stronger balance sheet, featuring a substantial cash balance and relatively little indebtedness.  Assuming that Terra’s bonds are put, the combined company would have a $1.5 billion cash balance and no debt. Again these are figures as of March 31, 2009 We expect the cash balance to continue to grow over the course of 2009 We believe these factors will provide the combined company with greater financial resources and flexibility to pursue future growth opportunities and improved ability to weather difficult industry and capital market conditions than either CF Industries or Terra would have alone

•       With a $7.0Bn market cap, the combined company will have increased trading liquidity on the NYSE and improved access to the capital markets

•       The all-stock nature of the offer will allow stockholders of both Terra and CF Industries to participate ratably in the growth and long-term value creation potential of the combined company, including the significant synergies

•       We expect the transaction, giving effect to the realization of synergies, to be accretive to CF Industries stockholders

•       The combined company would have had 2008 revenues of $6.8 billion and will emerge with a stronger balance sheet, featuring a substantial cash balance and relatively little indebtedness.

•       Assuming that Terra’s bonds are put, the combined company would have a $1.5 billion cash balance and no debt. Again these are figures as of March 31, 2009

•       We expect the cash balance to continue to grow over the course of 2009

•       We believe these factors will provide the combined company with greater financial resources and flexibility to pursue future growth opportunities and improved ability to weather difficult industry and capital market conditions than either CF Industries or Terra would have alone

Our Proposal for a Business Combination with Terra Negotiation of definitive merger agreement Receipt of regulatory and other customary approvals Key Conditions CF to combine with Terra in an all-stock transaction Exchange ratio based on $30.50 per Terra share – not less than 0.4129x and not more than 0.4539x shares of CF per Terra share Structure CF shareholders: 52% - 54% Terra shareholders: 46% - 48% Pro Forma Ownership $30.50 represents ~87% premium to 1/15 Terra share price Premiums Up to 19.9% in Common Stock (of CF outstanding Common Stock) Remainder in Preferred Stock (to trade on a parity with Common) Consideration This slide details the terms of our proposal Although Terra has not engaged with us yet, we are willing to offer value assurance to its stockholders CF would agree in a negotiated merger agreement with Terra to an exchange ratio based on $30.50 for each Terra share Exchange ratio not less than 0.4129 and not more than 0.4539 per Terra share $30.50 represents an 87% premium to Terra’s stock price before CF Industries made its offer CF Industries is committed to a business combination with Terra and, as previously announced, we have fully addressed the issue raised by Terra regarding the CF stockholder approval that would be required under NYSE rules to issue common stock.  We are confident that our stockholders will support a business combination with Terra Under this structure, Terra stockholders would receive an amount of common shares up to 19.9% of our outstanding common stock with the remainder of the consideration paid in a new series of participating preferred stock The annual dividend would be set so the Preferred Stock trades on a parity with Common Stock on a fully distributed basis Shares would be issued at close and coupon would be determined when merger agreement with Terra is signed We anticipate that the coupon will be set at a modest premium to the common dividend. Shares would be non-voting but would have a liquidation preference Preferred Stock will be listed on NYSE and would have over $3 Bn of liquidity Preferred Stock automatically converts into Common Stock upon CF stockholder vote under NYSE rules We have posted the detailed term sheet relative to the preferred on our website Terra stockholders would own between 46% and 48% of the combined company Key conditions: Negotiation of definitive merger agreement, receipt of regulatory and other customary approvals

▪       This slide details the terms of our proposal

▪       Although Terra has not engaged with us yet, we are willing to offer value assurance to its stockholders

▪       CF would agree in a negotiated merger agreement with Terra to an exchange ratio based on $30.50 for each Terra share

▪       Exchange ratio not less than 0.4129 and not more than 0.4539 per Terra share

▪       $30.50 represents an 87% premium to Terra’s stock price before CF Industries made its offer

▪       CF Industries is committed to a business combination with Terra and, as previously announced, we have fully addressed the issue raised by Terra regarding the CF stockholder approval that would be required under NYSE rules to issue common stock.  We are confident that our stockholders will support a business combination with Terra

▪       Under this structure, Terra stockholders would receive an amount of common shares up to 19.9% of our outstanding common stock with the remainder of the consideration paid in a new series of participating preferred stock

▪       The annual dividend would be set so the Preferred Stock trades on a parity with Common Stock on a fully distributed basis

▪       Shares would be issued at close and coupon would be determined when merger agreement with Terra is signed

▪       We anticipate that the coupon will be set at a modest premium to the common dividend.

▪       Shares would be non-voting but would have a liquidation preference

▪       Preferred Stock will be listed on NYSE and would have over $3 Bn of liquidity

▪       Preferred Stock automatically converts into Common Stock upon CF stockholder vote under NYSE rules

▪       We have posted the detailed term sheet relative to the preferred on our website

▪       Terra stockholders would own between 46% and 48% of the combined company

▪       Key conditions: Negotiation of definitive merger agreement, receipt of regulatory and other customary approvals

Attractive Premium to Terra Shareholders 1/15/09: 0.3449x Original Offer: 0.4235x LTM Avg.: 0.3371x Relative Share Exchange Ratio (Last Twelve Months Prior to Announcement on 1/15/09) (Number of CF Shares Offered in Exchange for Each Terra Share Based on Closing Share Prices) 0.4539x 0.4129x Collar 0.2000 0.2500 0.3000 0.3500 0.4000 0.4500 0.5000 1/08 4/08 7/08 10/08 1/09 This slide demonstrates that our proposed exchange ratio represents an attractive premium to Terra shareholders Going back to our original announcement date of January 15th, 0.4539 (the top of the collar) represents a 35% premium to the prior 12 months average exchange ratio CF would agree in a negotiated merger agreement with Terra to an exchange ratio based on $30.50 for each Terra share $30.50 represents an 87% premium to Terra’s stock price before CF Industries made its offer

▪      This slide demonstrates that our proposed exchange ratio represents an attractive premium to Terra shareholders

▪      Going back to our original announcement date of January 15th, 0.4539 (the top of the collar) represents a 35% premium to the prior 12 months average exchange ratio

▪      CF would agree in a negotiated merger agreement with Terra to an exchange ratio based on $30.50 for each Terra share

▪      $30.50 represents an 87% premium to Terra’s stock price before CF Industries made its offer

CF Is Going Forward With Our Proxy Contest We are going forward with our proxy contest to replace three of Terra’s directors at the upcoming Annual Meeting We are confident that Terra’s stockholders will show their support for a combination by voting for our slate We remain interested in entering into meaningful discussions for a negotiated transaction, and we are open to reviewing any information Terra believes we should consider Our confidence in the support of Terra’s stockholders is based on our belief that Terra’s stock would be trading well below its current level absent our offer and the expectation of a business combination with CF We are going forward with our proxy contest to replace three of Terra’s directors at the upcoming Annual Meeting We are confident that Terra’s stockholders will show their support for a combination by voting for our slate We remain interested in entering into meaningful discussions for a negotiated transaction, and we are open to reviewing any information Terra believes we should consider Our confidence in the support of Terra’s stockholders is based on our belief that Terra’s stock would be trading well below its current level absent our offer and the expectation of a business combination with CF

•      We are going forward with our proxy contest to replace three of Terra’s directors at the upcoming Annual Meeting

•      We are confident that Terra’s stockholders will show their support for a combination by voting for our slate

•      We remain interested in entering into meaningful discussions for a negotiated transaction, and we are open to reviewing any information Terra believes we should consider

•      Our confidence in the support of Terra’s stockholders is based on our belief that Terra’s stock would be trading well below its current level absent our offer and the expectation of a business combination with CF

Agenda Overview of CF Industries Update on Industry Fundamentals Our Proposal for a Business Combination with Terra Response to Agrium’s Exchange Offer Q & A Appendix

CF Board Has Rejected Agrium’s Offer On 2/25, Agrium announced a proposal to acquire CF 1 - share of Agrium plus $31.70 in cash On 3/9, CF announced that its Board rejected Agrium’s proposal On 3/16, Agrium launched an exchange offer to acquire CF - Economic terms of the Offer were unchanged from proposal received on 2/25 On 3/23, CF announced that its Board rejected the Offer On 3/27, Agrium increased its Offer to acquire CF 1 - share of Agrium plus $35.00 in cash On 3/29, CF announced that its Board rejected Agrium’s revised Offer On 5/11, Agrium increased its Offer to acquire CF 1 - share of Agrium plus $40.00 in cash On 5/15, CF announced that its Board rejected Agrium’s second revised Offer On 2/25, Agrium announced a proposal to acquire CF -1 share of Agrium plus $31.70 in cash On 3/9, CF announced that its Board rejected Agrium’s proposal On 3/16, Agrium launched an exchange offer to acquire CF -Economic terms of the Offer were unchanged from proposal received on 2/25 On 3/23, CF announced that its Board rejected the Offer On 3/27, Agrium increased its Offer to acquire CF -1 share of Agrium plus $35.00 in cash On 3/29, CF announced that its Board rejected Agrium’s revised Offer On 5/11, Agrium increased its Offer to acquire CF -1 share of Agrium plus $40.00 in cash On 5/15, CF announced that its Board rejected Agrium’s second revised Offer

•       On 2/25, Agrium announced a proposal to acquire CF

-1 share of Agrium plus $31.70 in cash

•       On 3/9, CF announced that its Board rejected Agrium’s proposal

•       On 3/16, Agrium launched an exchange offer to acquire CF

-Economic terms of the Offer were unchanged from proposal received on 2/25

•       On 3/23, CF announced that its Board rejected the Offer

•       On 3/27, Agrium increased its Offer to acquire CF

-1 share of Agrium plus $35.00 in cash

•       On 3/29, CF announced that its Board rejected Agrium’s revised Offer

•       On 5/11, Agrium increased its Offer to acquire CF

-1 share of Agrium plus $40.00 in cash

•       On 5/15, CF announced that its Board rejected Agrium’s second revised Offer

Agrium Offer Is Not in the Best Interests of CF Stockholders The Offer substantially undervalues CF - The Offer premium is inadequate - The timing of the Offer is opportunistic - The cash-and-stock nature of the Offer consideration is disadvantageous to CF stockholders - The cash component of the Offer consideration is being effectively funded by CF and thus represents no net increase in value to CF stockholders - The Offer does not properly value CF The Offer is fundamentally at odds with CF’s long-term strategy, which has proven to be very successful - CF is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business - CF’s long-term strategy is superior to Agrium’s strategy - CF’s record demonstrates the success of its business strategy; Agrium has underperformed - The Offer is an attempt to interfere with CF’s proposed strategic business combination with Terra The combination of Agrium and CF may expose CF’s stockholders to significant risks and uncertainties - The synergies assumed in the Offer are poorly delineated and uncertain - The Board believes that CF’s phosphate business is of substantially higher quality than Agrium’s phosphate business Several of Agrium’s expansion projects and investments in nitrogen manufacturing have not been successful - The market reacted negatively to the Offer The Offer substantially undervalues CF - The Offer premium is inadequate - The timing of the Offer is opportunistic - The cash-and-stock nature of the Offer consideration is disadvantageous to CF stockholders - The cash component of the Offer consideration is being effectively funded by CF and thus represents no net increase in value to CF stockholders - The Offer does not properly value CF The Offer is fundamentally at odds with CF’s long-term strategy, which has proven to be very successful - CF is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business - CF’s long-term strategy is superior to Agrium’s strategy - CF’s record demonstrates the success of its business strategy; Agrium has underperformed - The Offer is an attempt to interfere with CF’s proposed strategic business combination with Terra The combination of Agrium and CF may expose CF’s stockholders to significant risks and uncertainties - The synergies assumed in the Offer are poorly delineated and uncertain - The Board believes that CF’s phosphate business is of substantially higher quality than Agrium’s phosphate business Several of Agrium’s expansion projects and investments in nitrogen manufacturing have not been successful The market reacted negatively to the Offer

•        The Offer substantially undervalues CF

- The Offer premium is inadequate

- The timing of the Offer is opportunistic

- The cash-and-stock nature of the Offer consideration is disadvantageous to CF stockholders

- The cash component of the Offer consideration is being effectively funded by CF and thus represents no net increase in value to CF stockholders

- The Offer does not properly value CF

•        The Offer is fundamentally at odds with CF’s long-term strategy, which has proven to be very successful

- CF is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business

- CF’s long-term strategy is superior to Agrium’s strategy

- CF’s record demonstrates the success of its business strategy; Agrium has underperformed

- The Offer is an attempt to interfere with CF’s proposed strategic business combination with Terra

•        The combination of Agrium and CF may expose CF’s stockholders to significant risks and uncertainties

- The synergies assumed in the Offer are poorly delineated and uncertain

- The Board believes that CF’s phosphate business is of substantially higher quality than Agrium’s phosphate business

- Several of Agrium’s expansion projects and investments in nitrogen manufacturing have not been successful

- The market reacted negatively to the Offer

CF Shares Have Significantly Outperformed Agrium’s Shares CF: +192% Global Peers (1): +87% Source: FactSet Note: (1) Global Peer index includes Terra, Mosaic, Potash, Intrepid, Yara, ICL and K+S. AGU: +34% CF shares have outperformed the global peers Agrium shares have consistently underperformed (%) Indexed Share Price Performance Since CF IPO Through January 15, 2009 0 100 200 300 400 500 600 700 800 900 1,000 1,100 08/11/05 01/13/06 06/16/06 11/17/06 04/20/07 09/21/07 02/22/08 07/25/08 01/15/09 The Board believes, as demonstrated by the chart above, that CF’s successful operational track record and strategies for growth have been recognized by the market At the same time, Agrium has significantly underperformed CF and the global peer group Specifically, from our IPO in 2005 to January 15, 2009 when we announced our proposal to combine with Terra, CF shares increased 192% compared to 87% for the global peer group and 34% for Agrium If you examine the relative performance over the same time period, stockholders that purchased CF Common Shares in the IPO earned a return approximately 5.6 times what the holder would have earned if such holder had purchased Agrium Common Shares at the time of the IPO From the IPO to the recent peak in share prices for the global peer group established on June 17, 2008, CF Common Shares increased 947%, the global peer group shares increased 601% and Agrium Common Shares increased only 365%

•       The Board believes, as demonstrated by the chart above, that CF’s successful operational track record and strategies for growth have been recognized by the market

•       At the same time, Agrium has significantly underperformed CF and the global peer group

•       Specifically, from our IPO in 2005 to January 15, 2009 when we announced our proposal to combine with Terra, CF shares increased 192% compared to 87% for the global peer group and 34% for Agrium

•       If you examine the relative performance over the same time period, stockholders that purchased CF Common Shares in the IPO earned a return approximately 5.6 times what the holder would have earned if such holder had purchased Agrium Common Shares at the time of the IPO

•       From the IPO to the recent peak in share prices for the global peer group established on June 17, 2008, CF Common Shares increased 947%, the global peer group shares increased 601% and Agrium Common Shares increased only 365%

CF Share Price Based on Global Peers Note: (1) Based on CF’s 2/24 share price of $55.58 plus $3 per share for short interest increased by the performance of the unaffected Global Fertilizer Peers since 2/24 (2) The unaffected Global Fertilizer Peers include Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara. Performance measured on a USD basis for all peers. Peers are equal weighted CF Share Price Based on Global Fertilizer Peers (2) Jan 15 CF bids for TRA Feb 25 AGU bids for CF Mar 27 AGU revises Offer $91 $86 (1) CF Share Price Prior to 25-Feb Market Value of AGU Offer Apr 21 CF Annual Meeting May 11 AGU revises Offer 40 45 50 55 60 65 70 75 80 85 90 1/14 1/26 2/4 2/13 2/25 3/6 3/17 3/26 4/6 4/16 4/27 5/6 5/19 The market value of Agrium’s offer implies a low economic premium to CF On 2/24, CF shares closed at $55.58, CF shares would likely have been trading on average up to $3 a share higher absent significant short interest in the stock resulting from merger arbitrage due to CF’s offer to combine with Terra • On 2/25 (pre-open), Agrium announced its initial proposal to acquire CF Since 2/24, the global unaffected peers are up 46.3% on average based on 5/19 closing prices Based on this performance, CF shares would likely have been trading at $86 (or $81, excluding the initial $3 adjustment). On 5/19, CF shares closed at $81.56  On 5/19, Agrium’s offer was worth $90.95 based on Agrium’s closing price of $50.95  On this basis, the effective economic premium in Agrium’s offer is approximately 6% to 12% (including and excluding the initial $3 adjustment discussed above)  During CF’s investor meetings prior to its annual shareholders meeting, CF outlined the reasons why CF’s unaffected share price would have been approximately $65 to $66 on 3/27  Since that time, the unaffected global peers are up 33.0% and CF’s share price is 25.5% and 23.6% above $65 and $66 respectively

•       The market value of Agrium’s offer implies a low economic premium to CF

•       On 2/24, CF shares closed at $55.58, CF shares would likely have been trading on average up to $3 a share higher absent significant short interest in the stock resulting from merger arbitrage due to CF’s offer to combine with Terra

•       On 2/25 (pre-open), Agrium announced its initial proposal to acquire CF

•       Since 2/24, the global unaffected peers are up 46.3% on average based on 5/19 closing prices

•       Based on this performance, CF shares would likely have been trading at $86 (or $81, excluding the initial $3 adjustment). On 5/19, CF shares closed at $81.56

•       On 5/19, Agrium’s offer was worth $90.95 based on Agrium’s closing price of $50.95

•       On this basis, the effective economic premium in Agrium's offer is approximately 6% to 12% (including and excluding the initial $3 adjustment discussed above)

•       During CF's investor meetings prior to its annual shareholders meeting, CF outlined the reasons why CF's unaffected share price would have been approximately $65 to $66 on 3/27

•       Since that time, the unaffected global peers are up 33.0% and CF's share price is 25.5% and 23.6% above $65 and $66 respectively

Agrium’s Revised Offer Represents a 1-Year Implied Premium of 11.9% Implied Premium - Implied Historical Value of Offer (1 Share of Agrium Common Stock plus Cash Component) / Historical CF Share Price (1) Source FactSet Note: (1) Chart compares the implied value of Agrium’s Offer (i.e., 1 share of Agrium common stock plus $31.70 in cash per CF share, 1 share of Agrium common stock plus $35.00 in cash per CF share and 1 share of Agrium common stock plus $40.00 in cash per CF share) to CF’s closing market price over time 1-Year through February 24, 2009 Original Offer Revised Offer Average Implied 1-Year Premium As of 2/24 Original Offer 1.8% Revised Offer 5.8% Second Revised Offer 11.9% Second Revised Offer -40% -20% 0% 20% 40% 60% 02/08 05/08 08/08 11/08 02/09 The Offer premium is inadequate and does not reflect an adequate premium for control of CF The Board believes that the Offer represents a particularly inadequate premium when measured against recent historical periods prior to the initial announcement of Agrium’s proposal on the morning of February 25, 2009.  For example, the chart above takes the original offer of $31.70 in cash and the second revised offer of $40.00 in cash plus the daily closing price of an Agrium common share each day over the last twelve months and divides this total by the daily closing price of a CF common share to calculate the discount or premium implied by the Agrium offer Based on the daily closing prices for Agrium and CF, the implied value of Agrium’s original Offer represented a premium of 1.8% and the second revised Offer represented a premium of 11.9% to CF common stockholders during the 12-months prior to February 25, 2009 As you can see from the chart, Agrium’s original and revised offers also represented a significant discount to CF’s stock price for approximately a 7 month period during the last year By comparison, the high end of our collar range of 0.4539 in our proposal to combine CF and Terra results in an average implied premium for the 1-year period prior to 1/15 of 36% to Terra stockholders Since Agrium announced its original Offer on 2/24, the global unaffected peer group is up approximately 46.3% but Agrium’s Offer only increased approximately 26.3% from a nominal value of $72.00 to a value of $90.95

•      The Offer premium is inadequate and does not reflect an adequate premium for control of CF

•      The Board believes that the Offer represents a particularly inadequate premium when measured against recent historical periods prior to the initial announcement of Agrium’s proposal on the morning of February 25, 2009.

•      For example, the chart above takes the original offer of $31.70 in cash and the second revised offer of $40.00 in cash plus the daily closing price of an Agrium common share each day over the last twelve months and divides this total by the daily closing price of a CF common share to calculate the discount or premium implied by the Agrium offer

•      Based on the daily closing prices for Agrium and CF, the implied value of Agrium's original Offer represented a premium of 1.8% and the second revised Offer represented a premium of 11.9% to CF common stockholders during the 12-months prior to February 25, 2009

•      As you can see from the chart, Agrium’s original and revised offers also represented a significant discount to CF’s stock price for approximately a 7 month period during the last year

•      By comparison, the high end of our collar range of 0.4539 in our proposal to combine CF and Terra results in an average implied premium for the 1-year period prior to 1/15 of 36% to Terra stockholders

•      Since Agrium announced its original Offer on 2/24, the global unaffected peer group is up approximately 46.3% but Agrium’s Offer only increased approximately 26.3% from a nominal value of $72.00 to a value of $90.95

Agrium Has Offered 58 Cents of Incremental Value ($ per share) CF’s 1Q Cash Generation Essentially Funded Agrium’s Increase (1) Note: (1) Based on CF’s increase in cash and short-term investments during 1Q of $214MM Analysis of Cash Component of Agrium Offer $35.00 $40.00 +$0.58 +$4.42 0.00 5.00 10.00 15.00 20.00 25.00 30.00 35.00 40.00 45.00 Agrium’s 3/27 Offer CF’s 1Q Cash Generation per Share Effective Cash Increase Agrium’s 5/11 Offer At March 31, 2009, CF had cash and cash equivalents and short-term investments of $839 million, an increase of approximately $214 million during 1Q In its most recent offer, Agrium has added $5.00 in cash per share, which is only $0.58 above the $4.42 per share increase in CF’ cash position during 1Q Accordingly, Agrium has only offered 58 cents of incremental value to CF, as CF has funded the remainder

•      At March 31, 2009, CF had cash and cash equivalents and short-term investments of $839 million, an increase of approximately $214 million during 1Q

•       In its most recent offer, Agrium has added $5.00 in cash per share, which is only $0.58 above the $4.42 per share increase in CF’ cash position during 1Q

•       Accordingly, Agrium has only offered 58 cents of incremental value to CF, as CF has funded the remainder

Cash Component of Agrium’s Offer is Being Funded by CF’s Cash and Existing Debt Capacity (x) Peer Total Debt / 2009E EBITDA Analysis (1) Source: FactSet Notes: (1) 2009E EBITDA based on Wall Street estimates (2) Assumes $0MM of Pre-tax Synergies realized in 2009 (3) Based on Agrium’s PF Debt / 2009E EBITDA Multiple of 1.8x and median 2009E EBITDA of $637MM for selected analysts covering CF (2) $2.0 Bn Illustrative Cash and Debt Capacity ~$40 Illustrative Capacity per CF Share 0.0 Bn Less: Existing Debt 1.1 Bn Leverage Capacity (3) (Based on Street) $0.8 Bn Cash (3/31/09) CF 2.7 1.8 1.5 1.4 0.2 0.0 0.0 0.8 0.7 0.4 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 Yara PF Agrium at Close Agrium Potash ICL Terra Mosaic K+S CF Intrepid The cash component of the Offer consideration is being effectively funded by CF and thus represents no net increase in value to CF stockholders At March 31, 2009, CF had cash and equivalents of $839 million and only $4 million of debt Based on Agrium’s debt multiple of 1.8x pro forma for a combination with CF, CF has existing debt capacity of approximately $1.1 billion (based on 1.8x mean analyst expectations for CF 2009 EBITDA) CF’s existing cash and debt capacity of approximately $2.0 billion is equivalent to approximately $40 per CF Common Share Accordingly, CF stockholders receive virtually no additional cash value from this transaction and are effectively being asked to exchange one CF Common Share for one Agrium Common Share that has consistently underperformed CF Common Shares in the market The Board also believes that the Offer does not fully reflect the intrinsic value of CF The Board carefully reviewed and analyzed all financial, strategic, legal and other aspects of the Offer with management and its legal and financial advisors and concluded that the Offer is inadequate, substantially undervalues CF and is not in the best interests of CF and its stockholders

•       The cash component of the Offer consideration is being effectively funded by CF and thus represents no net increase in value to CF stockholders

•       At March 31, 2009, CF had cash and equivalents of $839 million and only $4 million of debt

•       Based on Agrium’s debt multiple of 1.8x pro forma for a combination with CF, CF has existing debt capacity of approximately $1.1 billion (based on 1.8x mean analyst expectations for CF 2009 EBITDA)

•       CF’s existing cash and debt capacity of approximately $2.0 billion is equivalent to approximately $40 per CF Common Share

•       Accordingly, CF stockholders receive virtually no additional cash value from this transaction and are effectively being asked to exchange one CF Common Share for one Agrium Common Share that has consistently underperformed CF Common Shares in the market

•      The Board also believes that the Offer does not fully reflect the intrinsic value of CF

•      The Board carefully reviewed and analyzed all financial, strategic, legal and other aspects of the Offer with management and its legal and financial advisors and concluded that the Offer is inadequate, substantially undervalues CF and is not in the best interests of CF and its stockholders

Agenda Overview of CF Industries Update on Industry Fundamentals Our Proposal for a Business Combination with Terra Response to Agrium’s Exchange Offer Q & A Appendix

For more information, please visit www.cfindustries.com Q&A

Agenda Overview of CF Industries Update on Industry Fundamentals Our Proposal for a Business Combination with Terra Response to Agrium’s Exchange Offer Q & A Appendix

Global Peers Are Trading Near Historical Average Multiples Source Based on company filings and rolling Street EBITDA estimates Aggregate Value/Next 12-Months EBITDA – Last 3 Years x June 2008 Global Commodities Peak CF: 5.7x AGU: 6.6x Terra: 5.2x Yara: 8.0x 6.8x AGU 5.4x TRA 6.2x 3-Year Average Multiples CF YARA 6.8x POT 10.7x POT: 9.8x 0 2 4 6 8 10 12 14 16 18 20 5/06 11/06 5/07 11/07 5/08 11/08 5/09 Valuation multiples for publicly-traded global fertilizer companies declined significantly following the peak in global commodities during the summer of 2008 and the onset of the current economic and financial crisis However, valuation multiples for the global fertilizer peers have begun to recover from lows established during January 2009  For example, the global nitrogen peers are currently trading at enterprise value/ next-twelve-month (“NTM”) EBITDA multiples near the average forward multiples during the last 3 years and the valuation premium historically afforded to Potash Corp is once again apparent CF’s trailing 3-year average NTM multiple of 5.4x would imply a current CF share price of $78

•       Valuation multiples for publicly-traded global fertilizer companies declined significantly following the peak in global commodities during the summer of 2008 and the onset of the current economic and financial crisis

•        However, valuation multiples for the global fertilizer peers have begun to recover from lows established during January 2009

•        For example, the global nitrogen peers are currently trading at enterprise value/ next-twelve-month (“NTM”) EBITDA multiples near the average forward multiples during the last 3 years and the valuation premium historically afforded to Potash Corp is once again apparent

•        CF’s trailing 3-year average NTM multiple of 5.4x would imply a current CF share price of $78

Agrium’s CEO Has Acknowledged Its Offer is Opportunistic “I have been in commodities all my life. You build nutrients at certain points, and you counter-cyclically invest at other points. And this is the right time for us to be buying those nitrogen assets”, Mike Wilson (2/25/09) “Then if you look at the multiple, post-synergies we think this is a very attractive multiple” , Mike Wilson (2/25/09) “When you look at the opportunity, it’s the right time. Everybody’s in the dumps today and it’s the right time to be buying these kinds of assets”, Mike Wilson (2/26/09) The opportunistic timing of Agrium’s Offer takes advantage of the recent decline in share prices across the fertilizer sector and global equity markets, inflating the premium described by Agrium Agrium’s CEO has acknowledged publicly that Agrium is attempting to buy CF at a low valuation multiple, at a low point in the fertilizer cycle and at a low point in the stock markets. For example, Mike Wilson made the following remarks:  “I have been in commodities all my life. You build nutrients at certain points, and you counter-cyclically invest at other points. And this is the right time for us to be buying those nitrogen assets.” “Then if you look at the multiple, post-synergies we think this is a very attractive multiple.”  “When you look at the opportunity, it’s the right time. Everybody’s in the dumps today and it’s the right time to be buying these kinds of assets.”

•       The opportunistic timing of Agrium’s Offer takes advantage of the recent decline in share prices across the fertilizer sector and global equity markets, inflating the premium described by Agrium

•       Agrium’s CEO has acknowledged publicly that Agrium is attempting to buy CF at a low valuation multiple, at a low point in the fertilizer cycle and at a low point in the stock markets. For example, Mike Wilson made the following remarks:

•        “I have been in commodities all my life. You build nutrients at certain points, and you counter-cyclically invest at other points. And this is the right time for us to be buying those nitrogen assets.”

•       “Then if you look at the multiple, post-synergies we think this is a very attractive multiple.”

•       “When you look at the opportunity, it's the right time. Everybody’s in the dumps today and it’s the right time to be buying these kinds of assets.”

Agrium Has Offered Inadequate Value Before ($ per share) +60% ~$10 $16 0.00 2.00 4.00 6.00 8.00 10.00 12.00 14.00 16.00 18.00 2005 Agrium Offer 2005 CF IPO The Board was also mindful of the fact that this is not the first time Agrium has proposed to acquire CF for an inadequate price.  In 2005, prior to the initial public offering of CF, Agrium made a proposal to acquire CF Industries Inc., the predecessor to CF After substantial due diligence and discussions, Agrium was unwilling to offer a price for CF Industries that reflected what the board and management of CF Industries believed was adequate CF Industries pursued the alternative strategy of an initial public offering, at an aggregate offering price approximately 60% higher than the price at which Agrium had proposed to acquire CF Industries As a reminder, we executed a $500 million accelerated share repurchase about 3 months before Agrium announced its proposal in February In that transaction we repurchased approximately 15 percent of our then outstanding shares at a price of approximately $59, which was a 6.1 percent premium to where our shares were trading when Agrium announced its proposal on February 25 Our board authorized us to repurchase approximately 15 percent of our outstanding shares at a price of approximately $59 because they believed the shares were at a significant discount to their intrinsic value and this was an efficient means to return capital to stockholders seeking liquidity Again, Agrium has admitted publicly they are trying to opportunistically acquire CF and the reference to where we recently acquired stock is yet another clear example of this and the inadequacy of their proposal

•      The Board was also mindful of the fact that this is not the first time Agrium has proposed to acquire CF for an inadequate price.  In 2005, prior to the initial public offering of CF, Agrium made a proposal to acquire CF Industries Inc., the predecessor to CF

•      After substantial due diligence and discussions, Agrium was unwilling to offer a price for CF Industries that reflected what the board and management of CF Industries believed was adequate

•      CF Industries pursued the alternative strategy of an initial public offering, at an aggregate offering price approximately 60% higher than the price at which Agrium had proposed to acquire CF Industries

•      As a reminder, we executed a $500 million accelerated share repurchase about 3 months before Agrium announced its proposal in February

•      In that transaction we repurchased approximately 15 percent of our then outstanding shares at a price of approximately $59, which was a 6.1 percent premium to where our shares were trading when Agrium announced its proposal on February 25

•      Our board authorized us to repurchase approximately 15 percent of our outstanding shares at a price of approximately $59 because they believed the shares were at a significant discount to their intrinsic value and this was an efficient means to return capital to stockholders seeking liquidity

•      Again, Agrium has admitted publicly they are trying to opportunistically acquire CF and the reference to where we recently acquired stock is yet another clear example of this and the inadequacy of their proposal

Adv. Tech. 3% Agrium Combination is Inconsistent With Our Strategy and Exposes Our Stockholders to a Lower Margin Retail Business that Competes Directly With Our Wholesale Customers CF AGU Phosphate Nitrogen Source: CF data obtained per CF FY’08 10-K, Agrium data obtained per Agrium FY’08 Press Release and represents external sales. $3.9 Billion $10.0 Billion 2008A Revenue 66% 34% Retail 55% Nitrogen Phosphate 16% 8% Potash 11% Other 7%  A combination of Agrium and CF is also inconsistent with our strategy CF is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business The Offer is counter to CF’s long-term strategy, which focuses on the higher-margin businesses of manufacturing and wholesale distribution of nitrogen and phosphate fertilizers. The Board believes that continuing to pursue this strategy as a standalone company will deliver more value to stockholders of CF than the Agrium Offer, consistent with the outperformance of CF’s Common Stock over Agrium’s since the IPO As an early step in this strategy, in connection with its IPO, CF eliminated the conflicts with customers and adverse impact on profitability that resulted from being owned by its customers as an agricultural cooperative.  As a cooperative, CF found it difficult to expand its business and improve profitability while owned by direct competitors of other potential wholesale customers Further evidence of the inherent conflicts in being in both retail and wholesale manufacturing can be found in looking at existing North American fertilizer manufacturers.  Only Agrium has chosen to pursue a business model that competes with core customers.  For example, both Terra Industries and Mosaic exited their respective retail businesses in 1999.  Royster Clark, the purchaser of Terra’s retail operations, was ultimately acquired by Agrium. Other major North American manufacturers, such as Potash Corp and Intrepid Potash, have chosen to avoid the retail business Since its IPO, CF has been able to focus on maximizing the profitability of its manufacturing and wholesale distribution business by eliminating what was essentially a captive retail business imbedded in its ownership structure and the conflicts that this structure created. In contrast, Agrium has pursued the opposite strategy, emphasizing and investing in a large retail business, representing approximately 55% of Agrium’s 2008 revenue, that competes directly with Agrium’s and CF’s other wholesale customers

•       A combination of Agrium and CF is also inconsistent with our strategy

•       CF is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business

•       The Offer is counter to CF’s long-term strategy, which focuses on the higher-margin businesses of manufacturing and wholesale distribution of nitrogen and phosphate fertilizers. The Board believes that continuing to pursue this strategy as a standalone company will deliver more value to stockholders of CF than the Agrium Offer, consistent with the outperformance of CF’s Common Stock over Agrium’s since the IPO

•       As an early step in this strategy, in connection with its IPO, CF eliminated the conflicts with customers and adverse impact on profitability that resulted from being owned by its customers as an agricultural cooperative.  As a cooperative, CF found it difficult to expand its business and improve profitability while owned by direct competitors of other potential wholesale customers

•        Further evidence of the inherent conflicts in being in both retail and wholesale manufacturing can be found in looking at existing North American fertilizer manufacturers.  Only Agrium has chosen to pursue a business model that competes with core customers.  For example, both Terra Industries and Mosaic exited their respective retail businesses in 1999.  Royster Clark, the purchaser of Terra's retail operations, was ultimately acquired by Agrium. Other major North American manufacturers, such as Potash Corp and Intrepid Potash, have chosen to avoid the retail business

•       Since its IPO, CF has been able to focus on maximizing the profitability of its manufacturing and wholesale distribution business by eliminating what was essentially a captive retail business imbedded in its ownership structure and the conflicts that this structure created.

•       In contrast, Agrium has pursued the opposite strategy, emphasizing and investing in a large retail business, representing approximately 55% of Agrium’s 2008 revenue, that competes directly with Agrium’s and CF’s other wholesale customers

CF is Focused on Higher Margin Businesses 8.7% 7.2% 19.8% 13.5% 29.3% 21.8% 2008 2007 Operating Margins (1) Retail Note: (1) As reported financials in CF and Agrium’s public filings Combining with Agrium would dilute our shareholders’ exposure to higher margin fertilizer manufacturing As you can see on this slide, during 2007 and 2008, CF generated operating margins of 21.8% and 29.3%, respectively During the same time period, Agrium’s operating margins were 13.5%, and 19.8% You can also see that Agrium’s Retail business produced margins of 7.2% and 8.7%, respectively

•       Combining with Agrium would dilute our shareholders’ exposure to higher margin fertilizer manufacturing

•       As you can see on this slide, during 2007 and 2008, CF generated operating margins of 21.8% and 29.3%, respectively

•       During the same time period, Agrium’s operating margins were 13.5%, and 19.8%

•       You can also see that Agrium’s Retail business produced margins of 7.2% and 8.7%, respectively

Agrium Has a Poor Execution Record of Managing and Creating Value in Nitrogen Manufacturing Kenai, Alaska In 2000, Agrium acquired Unocal’s nitrogen facility operations for $325 million, which was the second largest nitrogen facility in North America In December 2003, after taking a $235 million write-down on the plant, Agrium announced that the natural gas supply at Kenai would run out sooner than originally anticipated By 2007, the natural gas supply ran out and Agrium had written-off its entire investment in Kenai EAgrium In 2007, Agrium announced a capital project to construct a greenfield nitrogen facility in Egypt at a total cost of $1.2 billion (Agrium equity contribution of $280 million) By mid 2008, construction was halted due to local protests and in August 2008, the Egyptian project was officially cancelled and Agrium traded its equity interest in the project for a stake in MOPCO In 2008, the Company recorded an $87 million write-down of its EAgrium investment Profertil In 1994, Agrium initiated a capital project to produce urea in Argentina In 2007 and 2008, Agrium experienced several production outages due to natural gas supply disruptions On March 18, 2008, Agrium announced that Profertil and the Argentine government reached an agreement to stabilize urea prices, establishing a ceiling of $410 per tonne for the 2008 growing season, during which time global urea prices exceeded twice that level Several of Agrium’s expansion projects and investments in nitrogen manufacturing have not been successful. We do not believe exposing our shareholders to this type of performance is in their best interests. Agrium has pursued several nitrogen initiatives that have generated disappointing and often negative returns for Agrium stockholders. For example: Kenai, Alaska.  In January 2000, Agrium acquired the second largest nitrogen production facility in North America for $325 million. In December 2003, after taking a $235 million write-down on the facility, Agrium announced that the natural gas supply at Kenai would run out sooner than originally anticipated. By 2007, the natural gas supply had run out, the complex had been shuttered and Agrium had written-off its entire investment in Kenai Agrium’s 2004 annual report includes the following comment on the failed Kenai Alaska investment: “While the investment did not deliver the anticipated returns, it has brought a number of benefits to the organization, not the least of which is considerable experience and insight into the international nitrogen market.” EAgrium. In May 2007, Agrium announced a capital project to construct a greenfield nitrogen facility in Egypt at a total cost of $1.2 billion, with Agrium’s equity contribution to the joint venture being $280 million. By mid-2008, construction on the facility was halted due to local protests. In August 2008, the project was cancelled and Agrium traded its equity interest in the project for a stake in the MOPCO urea/ammonia fertilizer project in Damietta, Egypt. In 2008, the Company recorded an $87 million write-down in its EAgrium investment Profertil. In 1994, Agrium initiated a capital project to produce urea in Argentina. In 2007 and 2008, Agrium experienced several production outages due to natural gas supply disruptions. On March 18, 2008, Agrium announced that Profertil and the Argentine government reached an agreement to stabilize urea prices, establishing a ceiling of $410 per tonne for the 2008 growing season, during which time global urea prices exceeded twice that level. Agrium indicated that the agreement was expected to help minimize the risk of downtime due to gas supply interruptions through the 2008 winter

•        Several of Agrium’s expansion projects and investments in nitrogen manufacturing have not been successful. We do not believe exposing our shareholders to this type of performance is in their best interests. Agrium has pursued several nitrogen initiatives that have generated disappointing and often negative returns for Agrium stockholders. For example:

•        Kenai, Alaska.  In January 2000, Agrium acquired the second largest nitrogen production facility in North America for $325 million. In December 2003, after taking a $235 million write-down on the facility, Agrium announced that the natural gas supply at Kenai would run out sooner than originally anticipated. By 2007, the natural gas supply had run out, the complex had been shuttered and Agrium had written-off its entire investment in Kenai

•        Agrium’s 2004 annual report includes the following comment on the failed Kenai Alaska investment: “While the investment did not deliver the anticipated returns, it has brought a number of benefits to the organization, not the least of which is considerable experience and insight into the international nitrogen market.”

•        EAgrium. In May 2007, Agrium announced a capital project to construct a greenfield nitrogen facility in Egypt at a total cost of $1.2 billion, with Agrium’s equity contribution to the joint venture being $280 million. By mid-2008, construction on the facility was halted due to local protests. In August 2008, the project was cancelled and Agrium traded its equity interest in the project for a stake in the MOPCO urea/ammonia fertilizer project in Damietta, Egypt. In 2008, the Company recorded an $87 million write-down in its EAgrium investment

•        Profertil. In 1994, Agrium initiated a capital project to produce urea in Argentina. In 2007 and 2008, Agrium experienced several production outages due to natural gas supply disruptions. On March 18, 2008, Agrium announced that Profertil and the Argentine government reached an agreement to stabilize urea prices, establishing a ceiling of $410 per tonne for the 2008 growing season, during which time global urea prices exceeded twice that level. Agrium indicated that the agreement was expected to help minimize the risk of downtime due to gas supply interruptions through the 2008 winter

Agrium’s Phosphate Business Represents Unattractive Consideration to CF Stockholders In 2006, Agrium reduced the productive life of its Ontario mine to 5 years and recorded a $136MM write-down Agrium may be faced with substantial penalties as a result of its practices at its Conda plant and may be required to investigate and remediate contamination resulting from these practices Recorded a Phosphate cost of product and inventory write-down of $470/tonne in 2008 Recorded a $136MM impairment charge for its phosphate assets in 4Q of 2006 De-bottlenecking added approximately 80,000 tons of annual DAP/MAP in 2008 Other Kapuskasing remaining life: 5 years Dry Valley remaining life: 20+ years Proven: 23 years Fully-permitted: 14 years Reserve Life 1.1 million tons 2.0 million tons 2008 DAP/MAP Production 1.3 million tons 2.2 million tons 2008 DAP/MAP Capacity Conda, Idaho (supplied by Dry Valley rock mine) Redwater, Alberta (supplied by Kapuskasing, Ontario rock mine) Hardee County, Florida; Plant City, Florida Location(s) Agrium has indicated that exposure to CF’s world-class phosphate facility and associated rock mine in Florida was a key motivator for the Offer -- we aren’t surprised We believe Agrium’s phosphate business is of poor quality compared to CF’s high quality phosphate business and represents unattractive consideration to CF stockholders CF’s two phosphate facilities are located in Hardee County and Plant City, Florida whereas Agrium’s facilities are located in Conda, Idaho and Redwater, Alberta CF’s 2008 capacity of 2.2 million significantly exceeds Agrium’s capacity of 1.3 million tons CF’s proven reserve life of 23 years significantly exceeds the remaining life of Agrium’s Kapuskasing mine which will be depleted of phosphate rock in 5 years Agrium recorded a $136 million write-down of its phosphate operations in 2006 after reducing the projected life of the Kapuskasing mine in Ontario from 2019 to 2013 Agrium’s Conda, Idaho plant manufactures phosphoric acid, super phosphoric acid, monoammonium phosphate and ammonium phosphate sulfate. Integrated facilities that manufacture phosphoric acid using the wet process, including Agrium’s Conda, Idaho plant, are currently subject to a significant enforcement initiative by the United States Environmental Protection Agency and the U.S. Department of Justice. The U.S. Department of Justice alleges that these facilities have been disposing of various waste streams in their cooling ponds and gypsum stacks in violation of the federal Resource Conservation and Recovery Act Agrium may be faced with substantial penalties as a result of its practices at this plant and may be required to investigate and remediate contamination resulting from these practices. In addition, Agrium could be required to expend significant capital costs to modify its facility in order to continue to dispose of process and other wastewaters in its cooling pond and gypsum stack, or could be required to close its pond and stack system

•        Agrium has indicated that exposure to CF’s world-class phosphate facility and associated rock mine in Florida was a key motivator for the Offer -- we aren’t surprised

•        We believe Agrium’s phosphate business is of poor quality compared to CF’s high quality phosphate business and represents unattractive consideration to CF stockholders

•        CF’s two phosphate facilities are located in Hardee County and Plant City, Florida whereas Agrium’s facilities are located in Conda, Idaho and Redwater, Alberta

•        CF’s 2008 capacity of 2.2 million significantly exceeds Agrium’s capacity of 1.3 million tons

•        CF’s proven reserve life of 23 years significantly exceeds the remaining life of Agrium’s Kapuskasing mine which will be depleted of phosphate rock in 5 years

•        Agrium recorded a $136 million write-down of its phosphate operations in 2006 after reducing the projected life of the Kapuskasing mine in Ontario from 2019 to 2013

•        Agrium’s Conda, Idaho plant manufactures phosphoric acid, super phosphoric acid, monoammonium phosphate and ammonium phosphate sulfate. Integrated facilities that manufacture phosphoric acid using the wet process, including Agrium’s Conda, Idaho plant, are currently subject to a significant enforcement initiative by the United States Environmental Protection Agency and the U.S. Department of Justice. The U.S. Department of Justice alleges that these facilities have been disposing of various waste streams in their cooling ponds and gypsum stacks in violation of the federal Resource Conservation and Recovery Act

•        Agrium may be faced with substantial penalties as a result of its practices at this plant and may be required to investigate and remediate contamination resulting from these practices. In addition, Agrium could be required to expend significant capital costs to modify its facility in order to continue to dispose of process and other wastewaters in its cooling pond and gypsum stack, or could be required to close its pond and stack system

The Synergies Assumed in Agrium’s Offer are Poorly Delineated and Uncertain Agrium has failed to provide detailed support for its synergy estimates Agrium’s potential SG&A synergies are not larger than CF’s opportunity for SG&A synergies in the Terra combination Combination with Agrium would result in virtually no opportunity to reduce shipping miles and costs Agrium has no opportunity to optimize manufacturing and distribution facilities at the Donaldsonville, Louisiana site Agrium manufacturing facilities have less in common with CF leaving little opportunity for decreased costs through reducing spare parts inventories and optimizing maintenance and operating practices Agrium’s substantial retail unit competes directly with some of CF’s largest customers The synergies assumed in the Offer are poorly delineated and uncertain. The Board has substantial doubts regarding the synergy estimates assumed by Agrium. Agrium has failed to provide detailed support for its synergy estimates and the Board does not believe that synergies from the combination with Agrium would exceed the synergies from a combination with Terra. In particular: Agrium’s potential SG&A synergies, by its own admission the largest single target for synergies in their analysis of the combination, is not larger than CF’s opportunity for SG&A synergies in the Terra combination. CF’s 2008 SG&A was $68 million compared to Terra’s 2008 SG&A of $71 million. Terra and CF have highly complementary manufacturing and distribution assets in the central U.S., near CF’s customer locations.  The combination of those assets would create a substantial and readily achievable opportunity for synergies from reduced shipping miles and costs and rationalization of the combined company’s rail fleets. In contrast, Agrium’s assets are concentrated in western Canada and the northwest and southeast United States, far more distant from the bulk of CF customer locations.  Therefore, a combination with Agrium would result in virtually no opportunity to reduce shipping miles and costs. Agrium has no opportunity to optimize manufacturing and distribution facilities at the Donaldsonville, Louisiana site. CF’s and Terra’s facilities at that site were originally a single complex and can be combined. CF and Terra use similar technologies in their ammonia, urea and urea ammonium nitrate operations, which creates substantial opportunities for decreased costs through reducing spare parts inventories and optimizing maintenance and operating practices.  In contrast, Agrium manufacturing facilities have less in common with CF, leaving little opportunity for these types of synergies. An Agrium combination with CF may also produce “negative synergies” as Agrium’s substantial retail unit competes directly with some of CF’s largest customers.  The Board believes this could drive such customers to other suppliers and reduce the revenue of the post-combination business.  Conversely, the Board believes that the $105-$135 million in annual cost reduction synergies offered by a combination of CF and Terra are substantial, quantifiable and realizable

•        The synergies assumed in the Offer are poorly delineated and uncertain. The Board has substantial doubts regarding the synergy estimates assumed by Agrium. Agrium has failed to provide detailed support for its synergy estimates and the Board does not believe that synergies from the combination with Agrium would exceed the synergies from a combination with Terra. In particular:

•        Agrium’s potential SG&A synergies, by its own admission the largest single target for synergies in their analysis of the combination, is not larger than CF’s opportunity for SG&A synergies in the Terra combination. CF's 2008 SG&A was $68 million compared to Terra’s 2008 SG&A of $71 million.

•        Terra and CF have highly complementary manufacturing and distribution assets in the central U.S., near CF’s customer locations.  The combination of those assets would create a substantial and readily achievable opportunity for synergies from reduced shipping miles and costs and rationalization of the combined company’s rail fleets. In contrast, Agrium’s assets are concentrated in western Canada and the northwest and southeast United States, far more distant from the bulk of CF customer locations.  Therefore, a combination with Agrium would result in virtually no opportunity to reduce shipping miles and costs.

•        Agrium has no opportunity to optimize manufacturing and distribution facilities at the Donaldsonville, Louisiana site. CF’s and Terra’s facilities at that site were originally a single complex and can be combined.

•        CF and Terra use similar technologies in their ammonia, urea and urea ammonium nitrate operations, which creates substantial opportunities for decreased costs through reducing spare parts inventories and optimizing maintenance and operating practices.  In contrast, Agrium manufacturing facilities have less in common with CF, leaving little opportunity for these types of synergies.

•        An Agrium combination with CF may also produce “negative synergies” as Agrium’s substantial retail unit competes directly with some of CF’s largest customers.  The Board believes this could drive such customers to other suppliers and reduce the revenue of the post-combination business.

•        Conversely, the Board believes that the $105-$135 million in annual cost reduction synergies offered by a combination of CF and Terra are substantial, quantifiable and realizable

Agrium Has Failed to Provide Details on Synergies During the Agrium conference call on 3/27, management was asked the following question: “Is there any greater granularity we can get from you on the buckets in the synergies or timing of it?” – Paul D’Amico, TD Newcrest Agrium management’s response: “We’ve talked about the three buckets, the first bucket being SG&A; the second bucket being sort of the procurement on everything from plant, equipment and catalyst through to logistics services; and then the third bucket being marketing and distribution. And we’ve talked about these synergies being substantially realized in year two and fully realized in year three. We don’t want to go more granular than that at this point. If we can do some specific due diligence we might take that next step, but at this point we’d like to just say we’re committed to the 150 and that we have a history of delivering.” - Ron Wilkinson, SVP and President – Agrium Wholesale Business Unit Agrium has failed to provide details on their synergy estimate of $150 million During the Agrium conference call on the day of the announcement of Agrium’s revised Offer, analysts asked for greater detail on the nature and timing of Agrium’s estimated synergies Ron Wilkinson, SVP and President of Agrium’s Wholesale Business Unit responded as follows: “We’ve talked about the three buckets, the first bucket being SG&A; the second bucket being sort of the procurement on everything from plant, equipment and catalyst through to logistics services; and then the third bucket being marketing and distribution. And we’ve talked about these synergies being substantially realized in year two and fully realized in year three. We don’t want to go more granular than that at this point. If we can do some specific due diligence we might take that next step, but at this point we’d like to just say we’re committed to the 150 and that we have a history of delivering.”

•       Agrium has failed to provide details on their synergy estimate of $150 million

•       During the Agrium conference call on the day of the announcement of Agrium’s revised Offer, analysts asked for greater detail on the nature and timing of Agrium’s estimated synergies

•       Ron Wilkinson, SVP and President of Agrium’s Wholesale Business Unit responded as follows:

•       “We've talked about the three buckets, the first bucket being SG&A; the second bucket being sort of the procurement on everything from plant, equipment and catalyst through to logistics services; and then the third bucket being marketing and distribution. And we've talked about these synergies being substantially realized in year two and fully realized in year three. We don't want to go more granular than that at this point. If we can do some specific due diligence we might take that next step, but at this point we'd like to just say we're committed to the 150 and that we have a history of delivering.”